PARAMOUNT ENERGY TRUST

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of trust units of Paramount Energy Trust (the "Trust" or "Advantage") held June 17, 2010 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against

1.	Special resolution, the full text of which is set forth in Appendix "C" to the information circular and proxy statement of Advantage dated May 10, 2010 (the "Information Circular"), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular.	Passed	85.68%	14.32%
2.	Ordinary resolution, the full text of which is set forth in the Information Circular, to approve the Perpetual Share Option Plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "G" to the Information Circular.	Passed	89.94%	10.06%
3.	Ordinary resolution, the full text of which is set forth in the Information Circular, to the Perpetual Bonus Rights Plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "H" to the Information Circular.	Passed	84.24%	15.76%
4.	Ordinary resolution appointing Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting of unitholders.	Passed	N/A	N/A
5.	Ordinary resolution to fix the number of directors of Paramount Energy Operating Corp. ("PEOC") at eight (8).	Passed	N/A	N/A
6.

Ordinary resolution approving the election of eight (8) nominees to serve as directors of PEOC for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

		Passed	N/A	N/A
7.	Ordinary resolution approving the appointment of KPMG LLP, Chartered Accountants as auditors of the Trust and to authorize the directors of PEOC to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 17th day of June, 2010.